

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Szu Hao Huang
Chief Executive Officer and Chief Financial Officer
Cordyceps Sunshine Biotech Holdings Co., Ltd.
6th Fl., No. 15, Lane 548, Ruiguang Road
Neihu District
Taipei City, Taiwan

> **Re: Cordyceps Sunshine Biotech Holdings Co., Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 20, 2022**
> **CIK No. 0001885680**

Dear Szu Hao Huang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Our Product, page 2

1. Please revise this section to explain briefly the difference between "artificial" Cordyceps and "wild" Cordyceps as well as "traditional breeding" versus "scientific breeding." Clarify, if true, that you produce and sell artificial Cordyceps and identify the breeding method(s) you employ.

2. With reference to prior comment 5, we note the statement that Cordyceps is valued for its effect in restoring energy, promoting longevity, and improving quality of life. In your

response, please tell us whether there are scientific studies supporting the belief that Cordyceps has a positive effect in restoring energy, promoting longevity, and/or improving quality of life. If you are not aware of any such studies, then please revise the second paragraph on page 3 to clarify this point.

<u>Sales and Marketing, page 3</u>

3.   We note your response to prior comment 12. With reference to your disclosures on pages 42-43, 50, and F-15, please further revise your disclosure here to state what portion of FY2021 revenues derived from sales to related parties as you have for FY2020.

<u>Our Challenges, page 4</u>

4.   We note you have added disclosure under the caption "Our Challenges" in response to prior comment 6, which we reissue in part.
   •   Please revise the second bullet in this section to disclose the Company's recurring history of losses in both FY2020 and FY2021 rather than only for the past fiscal year.
   •   Revise your Summary Risks and Risk Factors to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern and describe the material risks associated with the going concern opinion. Describe the Company's plans to satisfy its cash requirements for the next 12 months, at least in part, through additional borrowings from related parties or companies affiliated with related parties as you have on page 30. Disclose the potential consequences to your business if you are unable to raise additional financing.

5.   The fifth bullet in this section states that your operations are currently subject to one major supplier who provides you with the raw materials for your products. We contrast this with risk factor disclsoure on pages 5 and 27 which indicates that there were three major suppliers that supplied the raw materials for your products for FY2021, and disclsoure on page 51 which states that your operations are currently subject to "a few" major suppliers. Please reconcile your disclosures regarding your major suppliers throughout as appropriate, and for each time period identify how many of your major suppliers are or were related parties.

<u>Risk Factors</u>
<u>We had three major suppliers who supplied us the raw materials for our products..., page 27</u>

6.   We note your revisions to this risk factor in response to prior comment 16. We have the following additional comment:
   •   Please further revise to describe how supply is determined with your related party supplier, as requested in prior comment 16.
   •   Clarify whether related party Chengdu Zhonghe was one of the three major suppliers in FY2021. If any other major supplier is a related party, please so state.
   •   Revise to clarify whether the Company does or does not have long-term supply contracts with any of its major suppliers, and if so, file any material supply contracts

pursuant to Item 601(b)(10) of Regulation S-K. If Chengdu Zhonghe is the only supplier with which you do not have a long-term contract, please revise to specify that this entity is "the supplier who does not have long-term contracts."

We will incur increased costs as a result of being a public company..., page 29

7. You state as follows on page 29: "We are a public company and incur significant legal, accounting and other expenses that we do not incur as a private company." Please revise this sentence to reflect the Company's current status and to be consistent with other disclosures. We refer you to disclosure such as that on page 32 indicating that of the date of this prospectus there is no public trading market for your ordinary shares and that you plan to apply for listing of your ordinary shares on an exchange after the effectiveness of this registration statement.

The Company's ordinary shares represent equity interests and are subordinate to future indebtedness, page 31

8. Please advise as to why this risk factor caption and narrative disclosure states that the Company's ordinary shares are subordinate in right of payment only to future indebtedness of the Company and not also to its existing indebtedness.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 40

9. We note your revised disclosure in response to prior comment 26. Please provide a Rule 436 consent for the statement that you attribute to Professor Quansen Li, whom you identify as an expert in Cordyceps research.

10. We note your response to prior comment 27. Please further revise your Business section overview as follows:
    • State the approximate percentage of your Cordyceps products cultivated using traditional breeding versus scientific breeding.
    • Clarify whether you achieved a reduction in diseases and pests and reduced labor costs through use of using your breeding equipment, and quantify or otherwise explain how significant these reductions were.
    • Provide context for your description of the "good properties" of Cordyceps on page 41 by explaining briefly why the properties you list are desirable.

11. Remove the reference to the Company's "safe" Cordyceps products on page 41, and to "safe" metal content on page 42, as your disclsoure states that your Cordyceps products have not been assessed or approved by any regulatory body for safety or efficacy. Additionally, please remove the reference page 41 to Cordyceps "health benefits," or alternatively, qualify such reference as you have in the section captioned "High-end niche products" on page 50.

Our Research and Breeding Center, page 49

12.   Your disclosure notes that your breeding center "has the capacity to cultivate 4.5 million Cordyceps larvae per year currently." Please revise to disclose how much of this cultivation capacity has been utilized in FY2022 and FY2021.

Sales and Marketing, page 49

13.   We note your response to prior comment 33, as well as your disclosure on pages 3, 44, 49 and 51 that your product sales "mainly" and "heavily depend" on connections with Cordyceps distributors. We also note disclosure on page F-19 stating that the Company has a concentration risk related to its customers and suppliers. As such, please further revise your discussion of your relationships with distributors and customers as follows:
  •   Describe the nature and extent of the "relatively small network" of Cordyceps distributors, dealers, and retail customers in Mainland China upon which your sales depend. Describe the status of your current distribution network, including your "connections" with Cordyceps distributors and retail customers. To help investors better understand how you distribute your Cordyceps products through the distribution network, explain in greater detail how you conduct sales to customers in each channel, noting material differences in sales and marketing with respect to distributors versus retail customers.
  •   Revise your Sales and Marketing disclosures on page 3 to highlight, as you have on page 50, that your current sales and distribution arrangements, including payment terms, are determined on a case-by-case basis.
  •   You state on page 43 that "most of" your net revenues in FY2020 and FY2021 derived from third party customers. With additional reference to pages 53 and F-19, revise your risk factor disclosure on page 27 to identify and disclose the extent to which any major customers have been or are a related party. Discuss how pricing and supply with related party customers is determined and how disputes are resolved.

Intellectual Properties
Patents, page 54

14.   We note your response to prior comment 34. Please revise the disclosure on page 55 to identify the "Cultivation and Preservation Device For Fungus" that you reference. In this regard, it is not clear whether you discuss this device on page 48. Absent support, please revise your reference to "the anti-cancer effect."

Management, page 64

15.   We note your response to prior comment 35. Please revise the disclosure on page 64 pertaining to your new director, Mr. Liu, to clearly indicate his business experience for the past five years, as required by Item 401(e) of Regulation S-K.   In this regard, we note that the description of his principal occupations and employment are not disclosed beyond July

2017.

Related Party Transactions, page 68

16.   We note your response to prior comment 37, which we reissue in part. Please address the following:
- Revise your disclosures to provide required related party information up to the date of the prospectus. Refer to Item 7.B of Form 20-F. In this regard, we note that you appear to only disclose related party transactions through the year ended December 31, 2021.
- With respect to related party transactions involving indebtedness, revise to disclose amounts outstanding as of the latest practicable date. See Item 7.B.2 of Form 20-F. In this regard, we note your disclosure on page 69 that the Company entered a loan agreement on June 27, 2020 that bears annual interest of 5%, yet you provide the amount of the outstanding loan balance as of December 31, 2020.

17.   Your balance sheet and disclosure on page 68 indicate that you have a $146,040 loan receivable owed to you by your Chief Executive Officer, Mr. Szuhao Huang. With reference to Section 402 of the Sarbanes-Oxley Act of 2002, please tell us whether you plan to settle this obligation prior to publicly filing a Form F-1 with the Commission.

18.   We note your response to prior comment 38, which we reissue in part. On page 69, you disclose that the Company advanced working capital to its CEO, Mr. Szuhao Huang, and Gasar Biotechnology, a company which he appears to manage and control, "to work on the Company's projects." Please revise to better clarify the business purpose for the capital advances, including the nature of the "Company projects" such advances were intended to cover.

19.   On page 68, you disclose that on June 15, 2020 the Company purchased certain fixed assets and inventory from related party Chengdu Zhonghe in the amount of $1,574,603 (RMB 10,280,000). Please file, or confirm you have already filed, all purchase agreements or other agreements with Chengdu Zhonghe reflecting these purchases from the related party pursuant to Item 601(b)(10) of Regulation S-K.

20.   We note your disclosure that the Company sold Cordyceps of $182,775 and $43,458 to related party Chengdu Zangqingyuan Herb Co., Ltd. in 2021 and 2020, respectively, and that accounts receivable related to such customer totaled $133,909 as of December 31, 2021. Please revise to explain briefly how you are related to Chengdu Zangqingyuan Herb Co., Ltd. and indicate whether these sales reflected prevailing market prices.

Financial Statements
Independent Auditor's Report, page F-2

21.   We note you changed your auditor from JLKZ CPA LLP to Keith K Zhen CPA. Please amend your filing to provide the disclosures required by Item 16F of Form 20-F, as applicable.

You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yarona Yieh